UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 11, 2024

GLOBAL STAR ACQUISITION INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41506	86-2508938
(Commission File Number)	(IRS Employer Identification No.)

1641 International Drive Unit 208

McLean, VA

22102

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code 703-790-0717

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock, one Redeemable Warrant, and one Right	GLSTU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	GLST	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	GLSTW	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one share of Class A common Stock	GLSTR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On June 11, 2024, Global Star Acquisition Inc. (the “Company”) held a Special Meeting of Stockholders (the “Meeting”). As approved by its stockholders at the Meeting, on June 14, 2024, the Company entered into an amendment to the Investment Management Trust Agreement, dated as of September 22, 2022, as amended (the “Trust Agreement”), with Continental Stock Transfer & Trust Company (“Continental”). The Trust Amendment extended the date on which Continental must commence liquidation of the Trust Account to up to December 22, 2024, provided that the sponsor or its designees deposit into the trust account the lesser of: (i) $60,000 and (ii) 0.02 per share for each public share that is not redeemed in connection with the Meeting. The foregoing description is qualified in its entirety by reference to the Trust Amendment, a copy of which is attached as Exhibit 10.1 hereto and is incorporated by reference herein.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws.

At the Meeting, the Company’s stockholders approved the Charter Amendment, which extends the date by which the Company must consummate its initial business combination from June 22, 2024 to December 22, 2024, subject to the approval of the Board of Directors of the Company (the “Board”), provided the sponsor or its designees deposit into the trust account the lesser of: (i) $60,000 or (ii) $0.02 per share for each public share that is not redeemed in connection with the Meeting, prior to the commencement of each extension period (the “Extension”). The Company filed the Charter Amendment with the Office of the Secretary of State of Delaware on June 14, 2024, a copy of which is attached as Exhibit 3.1 to this report and is incorporated by reference herein.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

At the Meeting, out of 8,061,159 shares entitled to vote, each of which entitled the holder to one vote per share, the holders of 6,784,708 shares were present at the virtual meeting or by proxy, representing 84.165% of the shares entitled to vote at the Meeting. The Company’s stockholders approved the Charter Amendment (a) to extend the date by which we have to consummate a business combination from June 22, 2024 to December 22, 2024, or such earlier date as determined by the Board, and (b) to decrease the monthly extension fee to the lesser of: (i) $60,000 or (ii) $0.02 per share for each public share that is not redeemed in connection with the Meeting for each one-month extension up to a maximum of $360,000 for a total of six one-month extensions until December 22, 2024 (the “Extension Amendment Proposal”).

The final voting results for the Extension Amendment Proposal were as follows:

For	Against	Abstain
6,194,480	590,196	32

Also at the Meeting, the Company’s stockholders approved the proposal to amend the Company’s Trust Agreement, allowing the Company to extend the business combination period from June 22, 2024 to December 22, 2024, by depositing into the Trust Account the lesser of $60,000 or $0.02 per share for each public share that is not redeemed in connection with the Meeting for each such one-month extension commencing June 22, 2024 until December 22, 2024, unless the closing of the business combination shall have occurred, and updating certain defined terms in the Trust Agreement (the “ Trust Agreement Proposal”).

The final voting results for the Trust Agreement Proposal were as follows:

For	Against	Abstain
6,194,480	590,196	32

At the Meeting, Stockholders holding 4,010,928 shares of common stock exercised their right to redeem their shares for cash at an approximate price of $11.12 per share of the funds in the Trust Account. As a result, approximately $44,601,519 will be removed from the Trust Account to pay such holders.

Following the redemption, the Company’s remaining shares of Class A common stock outstanding were 1,137,006.

Additional Information and Where to Find It

This Current Report on Form 8-K is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Proposed Business Combination. However, this Current Report on Form 8-K does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of the Company, K Enter, or the Proposed Business Combination.

In connection with the Proposed Business Combination, the Company shall prepare with the assistance, cooperation and commercially reasonable efforts of K Enter and file with the SEC a registration statement on Form F-4, which will include a proxy statement/prospectus of the Company (the “Registration Statement”). The Company urge its investors, shareholders, and other interested persons to read, when available, the proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about the Company, K Enter and the Proposed Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of the Company as of the record date established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of the Company and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the Company’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the Proposed Business Combination because they will contain important information about the Company, K Enter, and the Proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the transaction without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Global Star Acquisition Inc., 1641 International Drive, Unit 208, McLean, VA 22102 or (703) 790-0717. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K is not incorporated by reference into, and is not a part of, this Current Report on Form 8‑K.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Participants in Solicitation

The Company, K Enter, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders in connection with the Proposed Business Combination. The Company’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 15, 2024. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will be included in the proxy statement/prospectus that the Company intends to file with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statements Regarding Forward-Looking Statements

This Current Report on Form 8-K is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Proposed Business Combination and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Current Report on Form 8-K. To the fullest extent permitted by law under no circumstances will the Company, K Enter, or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Current Report on Form 8-K, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Current Report on Form 8-K have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither the Company nor K Enter has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Current Report on Form 8-K does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of the Company, K Enter or the Proposed Business Combination. Viewers of this Current Report on Form 8-K should each make their own evaluation of the Company and K Enter and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the federal securities laws, including statements regarding the benefits of the Proposed Business Combination, including K Enter’s ability to accelerate the development of its products and bring them to market, the anticipated timing for completion of the Proposed Business Combination, and the Company’s and K Enter’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. The Company and K Enter anticipate that subsequent events and developments will cause the Company’s and K Enter’s assessments to change. These forward-looking statements, which may include, without limitation, words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will”, “could,” “should,” “believes,” “predicts,” “potential,” “might,” “continues,” “think,” “strategy,” “future,” and similar expressions, involve significant risks and uncertainties (most of which factors are outside of the control of the Company or K Enter).

In addition, this Current Report on Form 8-K includes a summary set of risk factors that may have a material impact on the Company, K Enter or the Proposed Business Combination, which are not intended to capture all the risks to which the Company, K Enter or the Proposed Business Combination is subject or may be subject. Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (2) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the securities; (3) the risk that the Proposed Business Combination may not be completed by the Company’s business combination deadline; (4) the inability to complete the Proposed Business Combination, including but not limited to due to the failure to obtain approval of the stockholders of the Company or K Enter for the Merger Agreement, to receive certain governmental, regulatory and third party approvals or to satisfy other conditions to closing in the Merger Agreement; (5) the failure to achieve the minimum amount of cash available following any redemptions by the Company’s stockholders; (6) the inability to obtain or maintain the listing of the Company’s common stock on Nasdaq following the Proposed Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq’s initial listing standards in connection with the consummation of the Proposed Business Combination; (7) the effect of the announcement or pendency of the Proposed Business Combination on K Enter’s business relationships, operating results, and business generally; (8) risks that the Proposed Business Combination disrupts current plans and operations of K Enter; (9) the inability to realize the anticipated benefits of the Proposed Business Combination and to realize estimated pro forma results and underlying assumptions, including but not limited to with respect to estimated stockholder redemptions and costs related to the Proposed Business Combination; (10) the possibility that the Company or K Enter may be adversely affected by other economic or business factors; (11) changes in the markets in which K Enter competes, including but not limited to with respect to its competitive landscape, technology evolution, changes in entertainment choices or regulatory changes; (12) changes in domestic and global general economic conditions; (13) risk that K Enter may not be able to execute its growth strategies; (14) the risk that K Enter experiences difficulties in managing its growth and expanding operations after the Proposed Business Combination; (15) the risk that the parties will need to raise additional capital to execute the business plan, which may not be available on acceptable terms or at all; (16) the ability to recognize the anticipated benefits of the Proposed Business Combination to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of K Enter to grow and manage growth economically and hire and retain key employees; (17) risk that K Enter may not be able to develop and maintain effective internal controls; (18) the risk that K Enter may fail to keep pace with rapid technological developments or changes in entertainment tastes to provide new and innovative products and services, or may make substantial investments in unsuccessful new products and services; (19) the ability to develop, license or acquire new content, products and services; (20) the risk that K Enter is unable to secure or protect its intellectual property; (21) the risk of product liability or regulatory lawsuits or proceedings relating to K Enter’s business; (22) the risk of cyber security or foreign exchange losses; (23) changes in applicable laws or regulations; (24) the outcome of any legal proceedings that may be instituted against the parties related to the Merger Agreement or the Proposed Business Combination; (25) the impact of the global COVID-19 pandemic and response on any of the foregoing risks, including but not limited to supply chain disruptions; (26) the risk that K Enter fails to successfully and timely consummate its acquisition of one or more of the Six Korean Entities; and (27) other risks and uncertainties to be identified in the Registration Statement, including those under “Risk Factors” therein, and in other filings with the U.S. Securities and Exchange Commission (“SEC”) made by the Company. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of The Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement to be filed with the SEC with respect to the Proposed Business Combination (as described further below), and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of factors is not exhaustive, are provided for illustrative purposes only, and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Forward-looking statements speak only as of the date they are made. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither the Company nor K Enter presently know or that the Company and K Enter currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. The Company and K Enter anticipate that subsequent events and developments will cause the Company’s and K Enter’ assessments to change. However, while The Company and K Enter may elect to update these forward-looking statements at some point in the future, The Company and K Enter specifically disclaim any obligation to do so. Neither the Company nor K Enter gives any assurance that the Company or K Enter, or the combined company, will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements, and they should not be relied upon as representing the Company’s and K Enter’ assessments as of any date subsequent to the date of this Current Report on Form 8-K.

Item 9.01.	Financial Statements and Exhibits.

Exhibit No.	Description
3.1	Second Amendment to the Amended and Restated Certificate of Incorporation dated, June 14, 2024

10.1	Amendment No. 2 to the Investment Management Trust Agreement, dated June 14, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Global Star Acquisition Inc.

Date: June 14, 2024	By:	/s/ Anthony Ang
Anthony Ang
Chief Executive Officer

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